Mail Stop 3561

October 29, 2008

Mr. Yingsheng Li
President
China Marketing Media Holdings, Inc.
RMA 901
KunTai International Mansion
No. 12 Chaowai Street
Beijing, 100020, China

> **Re:** **China Marketing Media Holdings, Inc.**
> **Amendment No. 6 to Form 10**
> **Filed October 10, 2008**
> **Form 10-K for fiscal year ended December 31, 2007**
> **Filed April 18, 2008**
> **Form 10-Q for quarter ended June 30, 2008**
> **Filed September 29, 2008**
> **File No. 0-51806**

Dear Mr. Li:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Table of Contents

1. In your "Table of Contents," the pages you reference do not correspond to the correct page number where the disclosure is located. For example "Item 8. Legal Proceedings" starts on page 29 not page 28. Please review your filing and revise your "Table of Contents" so that each section in the table of contents lists the correct page number where the section is located the filing.

Item 1. Description of Business, page 1

Our Background, page 1

2. We note that you have removed the last sentence in your second paragraph on
    page two which states "…and Top Worth Assets has represented to us that China
    Marketing Media, Inc. will be changing its name to a name that is not similar with
    our name in the near future." Please disclose if China Marketing Media, Inc. has
    changed its name and if so, the new name of China Marketing Media, Inc. If
    China Marketing Media, Inc. has determined not to change its name, please
    discuss why and any ramifications this may have upon your business.

Item 7. Certain Relationship and Related Transactions, and Director Independence, page
28

3. We note that you have removed from your discussion the following statement:
    "[p]rior to becoming a public reporting company, we loaned to our directors,
    Yingsheng Li, Xiaofeng Ding and Dongsheng Ren. The loans are unsecured, and
    non-interest bearing. The loans were paid off by the end of March 2007." Please
    advise why you have removed this statement from your disclosure or, in the
    alternative, revise your Form 10 to include it.

Note 3. Summary of Significant Accounting Policies

Goodwill on acquisition of subsidiaries, page F-26

4. Please disclose your goodwill impairment policy. Please summarize on a
    supplemental basis the results of your most recent goodwill impairment analysis.
    Please ensure you provide the "as of" date in which your impairment was
    performed.

Note 6. Investment Deposit- purchase of a target company, page F-30

5. We note the payment of a deposit in the amount of RMB 40 million to acquire
    100% of the operating rights in Shanghai Longcom Telecom Co. Ltd. This
    transaction appears to be a material probable or consummated acquisition of a
    business. If so, please note the requirements of Rule 3-05 of Regulation S-X
    regarding probable acquisitions and Item 2.01 of Form 8-K regarding
    consummated acquisitions of a business. If you do not believe the acquisition
    constitutes a business or is significant, please ensure your response addresses in
    detail the basis for your conclusion. We may have further substantive comment.

Form 10-K for the period ended December 31, 2007 filed April 18, 2008

Item 8A(T). Controls and Procedures, page 23

Internal Controls Over Financial Reporting, page 23

6. Please identify the framework your management is using to evaluate the effectiveness of your internal control over financial reporting. Please refer to Item 308T(a)(2) of Regulation S-B.

7. At the top of page 24 you identify the steps you are taking to correct certain "material weaknesses" that were identified on the prior page. However, in the third full paragraph on page 24 you state that "[o]ur management is not aware of any material weaknesses in our internal control over financial reporting…" In light of the fact that you have identified material weaknesses in your internal control over financial reporting please remove your statement that "[o]ur management is not aware of any material weaknesses in our internal control over financial reporting…"

8. Please provide management's assessment of the effectiveness of the registrant's internal controls over financial reporting as of December 31, 2007, including a statement as to whether your internal controls over financial reporting are effective. This discussion appears to be limited to an identification of the weaknesses and deficiencies associated with your disclosure controls and procedures and internal controls and the steps you are taking to remedy them but you have not provided management's effectiveness determination. Refer to Item 308T(a)(3) of Regulation S-B.

Item 12. Certain Relationships and Related Transactions, and Director Independence, page 29

Certain Relationships and Related Transactions, page 29

9. With regard to the loans the company made to certain directors of the company, please provide all the information regarding the transactions required pursuant to Item 404(a) of Regulation S-K or advise why this item does not apply to you.

10. In the second paragraph under "Certain Relationships and Related Transactions" you state that "[o]ur Chief Executive Officer, Yingsheng Li, and other members of our executive team are also executive officers and/or directors of CMO."

Please identify, by name, the other members of the executive team who are also executive officers and/or directors of CMO.

Form 10-Q for period ending June 30, 2008 filed September 29, 2008

11. The certification required by Exchange Act Rule 13a-14(a) that you filed as an exhibit to your Form 10-Q for the period ending June 30, 2008 continues to vary from the exact language of Item 601(b)(31) of Regulation S-K. For example, you continue to include "Certification of Principal Executive Officer and Principal Financial Officer" as the title to the document when this is not set forth in the form. Also, please ensure that any changes you make to paragraphs four and five are consistent with the guidance we have given relating to certifications being provided by one officer who serves as the sole certifying officer. See Sarbanes-Oxley Act of 2002 – Frequently Asked Questions located at our web-site under the Division of Corporation Finance's Compliance and Disclosure Interpretations.

12. We note your indication that, other than as described above, there were no changes in your internal control over financial reporting identified in connection with the evaluation performed during the periods covered by this report. Rather than state that there were no changes other than those described above, please state that there were changes that materially affected your internal control over financial reporting and refer readers to the discussion of those changes.

You may contact James Allegretto, Sr. Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Errett, Attorney-Advisor, at 202-551-3225, or Mara Ransom, Legal Branch Chief at 202-551-3264, or me at 202-551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Louis A. Bevilacqua
        Pillsbury Winthrop Shaw Pittman LLP
        Facsimile:(202) 663-8007